As filed with the Securities and Exchange Commission on March 20, 2018

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AMERICAN FINANCE TRUST, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

02607T109

(CUSIP Number of Class of Securities)

Edward M. Weil, Jr.
Chairman, Chief Executive Officer and President
American Finance Trust, Inc.
405 Park Avenue, 4th Floor
New York, New York 10022
(212) 415-6500

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Peter M. Fass, Esq. Proskauer Rose LLP Eleven Times Square New York, New York 10036 (212) 969-3000	Michael J. Choate, Esq. Proskauer Rose LLP Three First National Plaza 70 West Madison, Suite 3800 Chicago, Illinois 60602 (312) 962-3567

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
$14,350,000(a)	$1,786.58(b )

(a)	Calculated as the maximum aggregate purchase price to be paid for shares of common stock.

(b)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, equals $124.50 per million dollars of the aggregate value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ 1,786.58	Filing Party:	American Finance Trust, Inc.
Form or Registration No.:	005-88802	Date Filed:	February 15, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on February 15, 2018 (as amended by Amendment No. 1, the “Schedule TO”). This Schedule TO relates to the offer by American Finance Trust, Inc., a Maryland corporation (the “Company”), to purchase up to 1,000,000 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), subject to the Company’s ability to increase the number of Shares accepted for payment in the offer by up to, but not more than, 2% of the Company’s outstanding Shares (resulting in a commensurate increase in the dollar volume by up to approximately $30.2 million) without amending or extending the offer in accordance with rules promulgated by the Securities and Exchange Commission, at a purchase price equal to $14.35 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 15, 2018 (as amended hereby and as the same may be further amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, constitute the “Offer.”

The purpose of this Amendment No. 1 is to amend and supplement the Schedule TO and the Offer to Purchase to reflect that the Company has published an updated estimated per-share net asset value as of December 31, 2017 in a Current Report filed on March 20, 2018 and filed its Annual Report on Form 10-K for the year ended December 31, 2017 on March 19, 2018. Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in this Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Items 1 through 9.

Each of the last sentence of the sixth paragraph of the cover letter to the Offer to Purchase, the second sentence of the first bullet point in the eighth paragraph of the cover letter to the Offer to Purchase, the second sentence of the first bullet point of the third paragraph under the heading “Summary Term Sheet — What is the purpose of the Offer?” in the Offer to Purchase, the second sentence of the first bullet point of the fourth paragraph under the heading “The Offer — 1. Price; Number of Shares; Expiration Date; Proration” of the Offer to Purchase, and the second sentence of the first bullet point of the second paragraph under the heading “The Offer — 17. Recommendation” of the Offer to Purchase are hereby amended and restated as follows:

“The independent directors of the Company’s board of directors approved an Estimated Per-Share NAV of  $23.56 as of December 31, 2017.”

Each of the ninth paragraph of the cover letter to the Offer to Purchase, second sentence of the first bullet point of the third paragraph under the heading “Summary Term Sheet — What is the purpose of the Offer?” in the Offer to Purchase, the fifth paragraph under the heading “The Offer — 1. Price; Number of Shares; Expiration Date; Proration” of the Offer to Purchase, and the third paragraph under the heading “The Offer — 17. Recommendation” of the Offer to Purchase are hereby amended and restated as follows:

“For a full description of the methodologies and assumptions, as well as certain qualifications, used to value the Company’s assets and liabilities in connection with the calculation of Estimated Per-Share NAV, see the Company’s Current Report on Form 8-K dated March 20, 2018 filed with the SEC. As noted therein, because the Shares are not listed on a national securities exchange and there is no established trading market for the Shares, Estimated Per-Share NAV does not represent the: (i) the price at which Shares would trade at on a national securities exchange or a third party would pay for the Company, (ii) the amount a stockholder would obtain if he or she tried to sell his or her Shares or (iii) the amount stockholders would receive if the Company liquidated its assets and distributed the proceeds after paying all of its expenses and liabilities. Further, the Estimated Per-Share NAV was calculated as of a specific date, and the value of Shares will fluctuate over time as a result of, among other things, developments related to individual assets, changes in the real estate and capital markets, acquisitions or dispositions of assets, monthly distributions to stockholders and the distribution of proceeds from the sale of real estate to stockholders.”

The sixth sentence of the paragraph under the heading “Cautionary Note Regarding Forward-Looking Statements” of the Offer to Purchase is hereby amended and supplemented to add a reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, as filed with the SEC.

The third sentence of the first paragraph under the heading “The Offer — 13. Certain Information About the Company – Distribution Information” of the Offer to Purchase is hereby deleted.

The first and second paragraphs under the heading “The Offer — 13. Certain Information About the Company – Recent Securities Transactions” of the Offer to Purchase are hereby amended and restated as follows:

“On January 29, 2018, through the SRP, the Company repurchased 412,939 Shares for an aggregate purchase price of approximately $9,650,384 or an average purchase price of  $23.37 per Share, equal to the then current Estimated Per-Share NAV as of December 31, 2016.

Between December 1, 2017 and March 16, 2018, pursuant to the DRIP, the Company issued 675,129 Shares at $23.37 per Share, equal to the then current Estimated Per-Share NAV as of December 31, 2016.”

The list of SEC filings under the heading “The Offer — 13. Certain Information About the Company — Incorporation by Reference” is hereby amended to add the following bullet points:

“• Our Annual Report on Form 10-K, filed on March 19, 2018;

• Our Current Report on Form 8-K, filed on March 20, 2018.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2018

American Finance Trust, Inc.

	By:	/s/ Edward M. Weil, Jr.
Edward M. Weil, Jr.
Chairman, Chief Executive Officer and President